UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 9 )*
MOLEX INCORPORATED

(Name of Issuer)
Common Stock, $0.05 par value per share

(Title of Class of Securities)
608554101

(CUSIP Number)
KREHBIEL LIMITED PARTNERSHIP
2222 WELLINGTON COURT
LISLE, ILLINOIS 60532
ATTN: FREDERICK A. KREHBIEL
(630) 527-4335

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 23, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 12 Pages)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Krehbiel Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		18,907,343

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,907,343

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,907,343

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.8%

14	TYPE OF REPORTING PERSON

	PN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 5 )*
MOLEX INCORPORATED

(Name of Issuer)
Common Stock, $0.05 par value per share

(Title of Class of Securities)
608554101

(CUSIP Number)
FREDERICK A. KREHBIEL
2222 WELLINGTON COURT
LISLE, ILLINOIS 60532
(630) 527-4335

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 23, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 3 of 12 Pages)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Frederick A. Krehbiel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER

NUMBER OF		4,003,506.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,911,088

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,506.5

WITH	10	SHARED DISPOSITIVE POWER

		18,911,088

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,914,594.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.0%

14	TYPE OF REPORTING PERSON

	IN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 5)*
MOLEX INCORPORATED

(Name of Issuer)
Common Stock, $0.05 par value per share

(Title of Class of Securities)
608554101

(CUSIP Number)
JOHN H. KREHBIEL, JR.
2222 WELLINGTON COURT
LISLE, ILLINOIS 60532
(630) 527-4335

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 30, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 5 of 12 Pages)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John H. Krehbiel, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER

NUMBER OF		10,308,257.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,914,295

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,308,257.5

WITH	10	SHARED DISPOSITIVE POWER

		18,914,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,222,552.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.6%

14	TYPE OF REPORTING PERSON

	IN

     NOTE: This Schedule 13D/A (a) amends the Schedule 13D filed by the Krehbiel Limited Partnership (the “Partnership”) with the Securities and Exchange Commission (“SEC”) on June 21, 1993 (the “Original Schedule 13D”), as amended by a Schedule 13D/A1 filed by the Partnership with the SEC on November 22, 1993, by a Schedule 13D/A2 filed by the Partnership with the SEC on November 24, 1993, by a Schedule 13D/A3 filed by the Partnership with the SEC on December 17, 1993, by a Schedule 13D/A4 filed by the Partnership with the SEC on November 9, 2005, by a Schedule 13D/A5 filed by the Partnership with the SEC on November 21, 2006, by a Schedule 13D/A6 filed by the Partnership with the SEC on March 16, 2007, by a Schedule 13D/A7 filed by the Partnership with the SEC on November 19, 2008, and by a Schedule 13D/A8 filed by the Partnership with the SEC on February 27, 2009, and (b) amends the Schedule 13D filed by each of Frederick A. Krehbiel and John H. Krehbiel, Jr. with the SEC on November 9, 2005, as amended by a Schedule 13D/A1 filed with the SEC on November 21, 2006, by a Schedule 13D/A2 filed with the SEC on March 16, 2007, by a Schedule 13D/A3 filed with the SEC on November 19, 2008, and by a Schedule 13D/A4 filed with the SEC on February 27, 2009. Except as otherwise indicated, this filing amends and restates in full each of the items listed below. Defined terms not defined herein have the meanings ascribed to them in the filing made on November 9, 2005.
ITEM 2. IDENTITY AND BACKGROUND
     This statement is filed by the Krehbiel Limited Partnership, an Illinois limited partnership (the “Partnership”), whose principal business and office is located at 2222 Wellington Court, Lisle, Illinois 60532-1682, and by Frederick A. Krehbiel and John H. Krehbiel, Jr., each of whose business addresses is the same as that of the Partnership. The Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. are sometimes referred to herein collectively as the “Reporting Persons”.
     The principal business of the Partnership is holding Common Stock contributed to it by John H. Krehbiel, Sr. as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated (the “Trust”), Frederick A. Krehbiel and John H. Krehbiel, Jr. as a consolidated block and engaging in such activities as are reasonably incidental to holding such Common Stock. John H. Krehbiel, Sr. died on November 12, 1993. Upon his death, Frederick A. Krehbiel and John H. Krehbiel, Jr. became successor trustees (“Trustees”) of the Trust pursuant to the terms of the Trust, and the Trust was subsequently dissolved with its interests in the Partnership being distributed to each of Frederick A. Krehbiel and John H. Krehbiel, Jr. The general and limited partners of the Partnership (Frederick A. Krehbiel and John H. Krehbiel, Jr.) are referred to herein as the “Partners.”
     Each Partner is both a general partner and a limited partner of the Partnership. Frederick A. Krehbiel and John H. Krehbiel, Jr. are citizens of the United States of America. The principal occupation of each of the Partners that is an individual is service as to the Company in the following respective capacities: Frederick A. Krehbiel (Co-Chairman), and John H. Krehbiel, Jr. (Co-Chairman). The principal business of the Company involves designing, manufacturing and distributing electrical and electronic devices. The principal business address of the Company is 2222 Wellington Court, Lisle, Illinois 60532-1682.
     During the last five years, neither the Partnership nor any of the Partners has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Partnership nor any of the Partners has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 is hereby amended to add the following: The information set forth in Item 4 is hereby incorporated by reference into this Item 3.
ITEM 4. PURPOSE OF TRANSACTION
     The Shares were contributed to the Partnership by the Partners in order to consolidate the Partners’ voting power and control with respect to the Shares in one entity. The information set forth in Item 3 and Item 6 is hereby incorporated by reference into this Item 4.
     The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. may purchase additional shares of Common Stock or Class A Common Stock, from time to time, either in brokerage transactions in the over-the-counter market, in privately-negotiated transactions or upon exercise of stock options. Frederick A. Krehbiel and John H. Krehbiel, Jr. hold stock options to acquire additional shares of Class A Common Stock. Each of Frederick A. Krehbiel and John H. Krehbiel, Jr. may, from time to time, exercise such options or be granted additional stock options, restricted stock and/or other equity awards. Any decision to increase their holdings of Common Stock or Class A Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock or Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.
     The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Common Stock or Class A Common Stock depending on similar considerations, as well as liquidity and diversification objectives. In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. expect to make gifts (including gifts to charities) of Common Stock or Class A Common Stock from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 under the Securities Exchange Act of 1934.
     On September 23, 2010, the Partnership distributed 300,000 shares of Common Stock and on September 29, 2010, the Partnership distributed 200,000 additional shares of Common Stock (collectively, the “Distributed Shares”) to Frederick A. Krehbiel, which resulted in a proportionate reduction of the partnership interest of Frederick A. Krehbiel in the Partnership. On September 24, 2010, Mr. Krehbiel voluntarily transferred 51,000 shares of Common Stock to various charities in the form of bona fide charitable gifts.
     On September 30, 2010, John H. Krehbiel, Jr. transferred 360,000 shares of Common Stock directly owned by him to the newly formed MKE Limited Partnership and 540,000 shares of Common Stock directly owned by him to the newly formed JHK III Limited Partnership. John H. Krehbiel, Jr. is the sole general partner, and he and his spouse are the sole limited partners, of both limited partnerships.
     The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock and Class B Common Stock. In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. are Co-Chairmen of the Board of the Issuer and, as a result, in the ordinary course or otherwise, may in such capacity take actions to influence the management, business and affairs of the Issuer.
     Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) and (b) Partnership. The Partnership beneficially owns, with sole voting and dispositive power, 18,907,343 shares of Common Stock, or 19.8% of the 95,560,076 shares of Common Stock outstanding as of July 29, 2010. Voting and disposition of the Common Stock held by the Partnership requires in each case the unanimous consent of the Partners.
     Frederick A. Krehbiel. Frederick A. Krehbiel beneficially owns 22,914,594.5 shares of Common Stock, or 24.0% of the shares of Common Stock outstanding as of July 29, 2010. Of such shares, Mr. Krehbiel has sole voting and dispositive power with respect to (i) 450,180 shares of Common Stock owned directly, (ii) 3,506,274 shares of Common Stock owned as trustee of trusts for the benefit of family members, (iii) 41,949.5 shares of Class B Common Stock owned directly (as noted in Item 1 above, each share of Class B Common Stock represents a right to acquire one share of Common Stock) and (iv) 5,103 shares of Class B Common Stock owned as trustee of trusts for the benefit of family members. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in all the shares owned as trustee for family members. Mr. Krehbiel has shared voting and dispositive power (i) as a general partner of the Partnership with respect to shares held by the Partnership, and (ii) 3,745 shares of Common Stock owned by his spouse.
     John H. Krehbiel, Jr. John H. Krehbiel, Jr. beneficially owns 29,222,552.5 shares of Common Stock, or 30.6% of the shares of Common Stock outstanding as of July 29, 2010. Of such shares, Mr. Krehbiel has sole voting and dispositive power with respect to (i) 9,145,033 shares of Common Stock owned directly, (ii) 221,275 shares of Common Stock owned as trustee of trusts for the benefit of family members, (iii) 900,000 shares of Common Stock owned in the aggregate by the MKE Limited Partnership and the JHK III Limited Partnership, as the general partner of such partnerships, and (v) 41,949.5 shares of Class B Common Stock (as noted in Item 1 above, each share of Class B Common Stock represents a right to acquire one share of Common Stock). Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members. Mr. Krehbiel has shared voting and dispositive power (i) as a general partner of the Partnership with respect to shares held by the Partnership, and (ii) 6,952 shares of Common Stock owned by his spouse.
     The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 5.
     (c) Other than transactions described herein, during the last 60 days or since the most recent filing on Schedule 13D (whichever is less), none of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. had any transactions in Common Stock.
     (d) No person other than the Partnership or any of the Partners has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by the Partnership. No person other than Frederick A. Krehbiel or John H. Krehbiel, Jr. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock beneficially owned by them, respectively, except in the case of Common Stock for which their ownership is identified in Item 5(a), (b), as Indirect or Owned by Spouse.
     (e) Not applicable.
     The filing of this Schedule 13D shall not be construed as an admission that any of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act

of 1934 (the “Exchange Act”), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such persons. If, however, such persons are considered to constitute a “group” for purposes of section 13(d)(3) of the Exchange Act, each of them would be considered to be the beneficial owner of an aggregate of 33,229,804 shares of Common Stock (including shares of Class B Common Stock), or approximately 34.8% of the Common Stock outstanding as of July 29, 2010.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Pursuant to the terms of the Partnership Agreement, Partnership actions with respect to the Shares, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the Shares, require the unanimous approval of the Partners.
     Frederick A. Krehbiel and John H. Krehbiel, Jr., who are Co-Chairmen of the Board of the Company, consult with each other and exchange information concerning the Company.
     On November 5, 2008, the Company purchased 2.0 million shares of Common Stock from Frederick A. Krehbiel for $13.33 per share in cash, pursuant to Rule 16b-3(e) of the Securities Exchange Act of 1934, as amended.
     On February 19, 2009, Frederick A. Krehbiel entered into a revolving line of credit with The Northern Trust Company (the “Lender”), providing for the borrowing by Mr. Krehbiel of up to $20 million in accordance with the terms thereof (the “Loan”). Indebtedness under the Loan was originally scheduled to mature on February 19, 2010 (subject to extension as provided in the Loan documentation), and subsequently such maturity was extended until February 19, 2011. The revolving line of credit is secured by a pledge by the Partnership of 3,184,184 shares of Common Stock (the “Molex Shares”). In connection with such transaction, the previously disclosed line of credit of Frederick A. Krehbiel from JPMorgan Chase Bank, N.A., to which he had pledged certain securities, is being terminated. In connection with the Loan, Mr. Krehbiel agreed to take all steps, including making a prepayment on the Loan, pledging additional collateral or otherwise, to ensure that the market value of the Collateral (as defined in the Loan documentation), as determined by Lender, at all times equals or exceeds certain minimum liquidity balance thresholds. In the event that the market value of the Molex Shares falls below certain specified levels, Mr. Krehbiel has also agreed to prepay the Loan or enter into an arrangement reasonably acceptable to Lender providing for the sale of the pledged Molex Shares, the posting of additional collateral and/or other actions mutually acceptable to Lender and Mr. Krehbiel.
     Other than (a) as described under this Item 6, (b) the line of credit of up to $10 million of John H. Krehbiel, Jr. with Harris Bank, N.A. to which he has pledged an aggregate of 649,752 shares of Class A Common Stock, (c) the information regarding Rule 10b5-1 sales plans described in Item 4 incorporated herein by reference, and (d) and in the exhibits hereto including the Limited Partnership Agreement and the agreement of the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. to jointly file this Schedule 13D, the filing persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
1. Limited Partnership Agreement dated June 11, 1993 among John H. Krehbiel, as Trustee of the John H. Krehbiel Trust dated May 14,1981, as amended and restated, Frederick A. Krehbiel and John H. Krehbiel, Jr. (excerpts relating to voting and disposition of Shares) (incorporated by reference to Exhibit 1 to Original Schedule 13D).
2. Joint Filing Agreement dated as of November 9, 2005 by and among the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. (incorporated by reference to the Schedule 13D/A4 of the Partnership and the initial filings on Schedule 13D by Frederick A. Krehbiel and John H. Krehbiel, Jr.).

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
October 7, 2010

KREHBIEL LIMITED PARTNERSHIP
By:	/s/ Frederick A. Krehbiel
Frederick A. Krehbiel, as General Partner

/s/ Frederick A. Krehbiel
Frederick A. Krehbiel

/s/ John H. Krehbiel, Jr.
John H. Krehbiel, Jr.